September 6, 2023

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Blue Star Foods Corp.
Registration Statement on Form S-1 (Registration No. 333-273525) -
Concurrence in Cancellation of Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), solely acting as placement agent on a best-efforts basis in an offering pursuant to the registration statement on Form S-1 (333-273525) (the “Registration Statement”), hereby concurs in the request by Blue Star Foods Corp. that the effective date of the above-referenced registration statement no longer be accelerated to 1:00 P.M. Eastern Time on Wednesday, September 6, 2023.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward D. Silvera
Name:	Edward D. Silvera
Title:	Chief Operating Officer

430 Park Avenue | New York, NY 10022 | 212.356.0500 | www.hcwco.com

Member: FINRA/SIPC